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                                   Exhibit 12


                              SILGAN HOLDINGS INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                   (Unaudited)


The following table sets forth Silgan Holdings Inc.'s computation of its ratio of earnings to fixed charges for the periods indicated.


                                                   Three Months Ended March 31,
                                                   ----------------------------
                                                        2001          2000
                                                        ----          ----
                                                      (Dollars in thousands)

Earnings before fixed charges:

       Income before income taxes ..............      $ 5,840       $ 8,674

       Interest and other debt expense .........       22,868        20,981

       Interest portion of rental expense ......          315           289
                                                      -------       -------

       Earnings before fixed charges ...........      $29,023       $29,944
                                                      =======       =======


Fixed charges:

       Interest and other debt expense .........      $22,868       $20,981

       Interest portion of rental expense ......          315           289

       Capitalized interest ....................          544          --
                                                      -------       -------

       Total fixed charges .....................      $23,727       $21,270
                                                      =======       =======

Ratio of earnings to fixed charges .............         1.22          1.41
                                                         ====          ====


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